

17017974

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8 - 50032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Affiliated Bankers Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 South Mopac Expressway, Building V, Suite 140
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Carpenter — (512) 479-8200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Bldg. V, Suite 160	Austin	Texas	78759
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Bankers Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


CRYSTAL RAINWATER-SHEDD
Notary ID # 126579102
My Commission Expires
July 29, 2020

Signature

President
Title

Crystal Rainwater-Shedd
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Affiliated Bankers Capital, L.L.C.
901 S. Mopac Expressway, Building V, Suite 140
Austin, Tx 78746

June 6, 2016

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Rule 15c3-3 Exemption

To whom it may concern:

Enclosed you will find a revised Annual Audited Report for Affiliated Bankers Capital, LLC (42842). The original report as previously submitted incorrectly noted the exemption from Rule 15c3-3 under section as "(k)(2)(ii)" in Note 1 on page 6 and in the Independent Registered Public Accounting Firm's Review Report Regarding the Exemptive Provisions of Rule 15c3-3 as found on page 14. PMB Helin Donovan, LLP, revised the Annual Audited Report to correct the exemption to be "(k)(2)(i)" in Note 1 on page 6 and on page 14 which is consistent with the exemption claimed by Affiliated Bankers Capital, LLC as found on page 15 in the exemption report. PMB Helin Donovan, LLP concluded that this is not a material misstatement and does not require the reissuance with dual dating of the report. The revised Annual Audited Report has also been submitted to FINRA and SIPC.

Upon your review, please let me know if you have any questions.

Sincerely,



Karen Kline


Affiliated Bankers
Capital, LLC

Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2016

PMB Helin Donovan

AFFILIATED BANKERS CAPITAL, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2016

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Affiliated Bankers Capital, LLC:

We have audited the accompanying statement of financial condition of Affiliated Bankers Capital, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2017


Russell
Bedford

AFFILIATED BANKERS CAPITAL, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	235,910
Other assets		3,075
Total assets	$	238,985
Liabilities and Members' Equity		
Liabilities		
Accrued liabilities	$	-
Total liabilities		-
Members' equity		238,985
Total liabilities and members' equity	$	238,985

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Professional services, related party	$	495,735
Total revenues		495,735
Operating expenses:		
Regulatory fees		4,305
Professional fees		1,925
Software license fee		2,309
Insurance		416
Other expenses, related party		454,205
Total operating expenses		463,160
Net income before income taxes		32,575
Income tax expense		-
Net income	$	32,575

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

Balance at December 31, 2015	$	206,410
Net income		32,575
Balance at December 31, 2016	$	238,985

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	32,575
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Prepaids		(497)
Accrued expenses and other liabilities		(4,532)
Net cash provided by operating activities		27,546
Net increase in cash		27,546
Cash at beginning of year		208,363
Cash at end of year	$	235,910
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Notes to the Financial Statements
December 31, 2016

Note 1 - Nature of Business

Affiliated Bankers Capital, LLC (the "Company"), a Texas limited liability company, was organized in September 1999. The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P., a related party through common ownership. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has two offices located in Texas. The Company operates under the provisions of paragraph K(3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(i) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For Texas Franchise Tax, the Company is considered an affiliate of Sheshunoff Management Services and is included in the Combined report filed yearly by Sheshunoff Management Services. For the year ended December 31, 2016, the Company's allocated Texas Franchise Tax expense is not significant.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns for the previous three years.

Management Review

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and some cost guidance included in ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts". The core principle of ASU 2014-09 is that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable users of our financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company will also be required to disclose information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. ASU 2014-09 will be effective for the Company beginning in fiscal 2018; however, a delay in the effective date is currently being considered by the FASB, which the Company expects will result in at least a one year deferral. The FASB may also permit companies to adopt ASU 2014-09 early, but not before the original public company effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the impact that the adoption of ASU 2014-09 may have on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interests of the Company are owned by an individual and two trusts. The Company has Series A and Series B share interests. The Company has authorized 1,000,000 share interests. As of December 31, 2016, the Company has issued and outstanding 100 shares of Series A Share Interests ("Series A") and 999,900 shares of Series B Share Interests ("Series B").

Each Series A member shall be entitled to one vote with respect to the conduct of the business of the Company on all matters. Series B members do not have voting rights with respect to the business of the Company or otherwise.

The Company's profits and losses shall be allocated to each member in proportion to their share interests owned, without regard to class.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: bankruptcy; decision of the members holding a majority of the share interests to dissolve the Company; sale or disposition of all or substantially all of the Company's property; or dissolution of the Company pursuant to operation of law or judicial decree.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the membership agreement, the remaining funds of the Company, pro rata in proportion of positive balances in the capital accounts in the Company.

Note 4 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents and accrued liabilities, approximate their fair values due to their short maturities.

Note 5 - Related Party Transactions

The Company is affiliated with several other companies that are owned and controlled by the same individual that owns and controls the Company. These companies are Sheshunoff Management Services, LP ("SMS"), ASCIB, LP ("ASCIB"), and AS Agency, LLC ("ASA"). The Company and its affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

The Company earned $495,441 of its professional services revenue during 2016 from ASCIB and $294 from ASA. The Company incurred expenses of $454,205 related to its revenue and expense sharing agreement with ASCIB. At December 31, 2016, the Company did not have a related payable to SMS, ASCIB or ASA.

The Company is economically dependent on its affiliates.

Note 6 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $235,910 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.00 to 1.

AFFILIATED BANKERS CAPITAL, LLC

Computation Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

Total members' equity qualified for net capital	$	238,985
Deductions and/or charges		
Non-allowable assets:		
Other assets		3,075
Total deductions and/or charges		3,075
Net capital before haircuts on securities		235,910
Haircuts on securities		-
Net capital	$	235,910
Aggregate indebtedness		
Accrued expenses and other liabilities	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	230,910
Excess net capital at 10% of aggregate indebtedness or 120% of minumum net capital required	$	229,910
Ratio of aggregate indebtedness to net capital		0 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as reported by Affiliated Bankers Capital, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Affiliated Bankers Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Affiliated Bankers Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Affiliated Bankers Capital, LLC
901 S Mopac Expwy Barton Oaks Plaza V Ste 140
Austin, TX

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Kline 512 479-8200

WORKING COPY

2. A. General Assessment (item 2e from page 2) $759

B. Less payment made with SIPC-6 filed (exclude interest) (516)

July 2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 243

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $243

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $243

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Affiliated Bankers Capital, LLC
(Name of Corporation, Partnership or other organization)

Karen Kline
(Authorized Signature)

Dated the 17 day of February, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $495,734

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 192,148

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii) 0

Total deductions 192,148

2d. SIPC Net Operating Revenues $303,586

2e. General Assessment @ .0025 $759

(to page 1, line 2.A.)

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
Affiliated Bankers Capital, LLC:

We have reviewed management's statements, included in the accompanying Affiliated Bankers Capital, LLC Exemption Report, in which (1) Affiliated Bankers Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2017

Affiliated Bankers Capital, LLC.'s
Exemption Report

Affiliated Bankers Capital, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Affiliated Bankers Capital, LLC.
Name of Company

I, Curtis D. Carpenter, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: Principal

February 27, 2017